Delisting Determination, The Nasdaq Stock Market, LLC, September 17, 2026 Nusatrip Incorporated
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Nusatrip Incorporated effective at the opening of the trading session on October 16, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5250(c)(1) and 5101.
The Company was notified of the Staff determination on August 3, 2026. The Company did not appeal the Staff Delist Determination Letter.
The Company common stock was suspended on August 12, 2026. The
Staff determination to delist the Company common stock became final on August 12, 2026.